
May 4, 2021

John Brda
Chief Executive Officer and Director
Torchlight Energy Resources, Inc.
5700 W. Plano Parkway, Suite 3600
Plano, TX 75093

      Re: Torchlight Energy Resources, Inc.
          Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
          Filed April 21, 2021
          File No. 001-36247

Dear Mr. Brda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Unaudited Pro Forma Financial Information , page 87

1. You disclose goodwill of $60.8 million in your pro forma financial statements at December 31, 2020. The goodwill represents 36% of the Pro Forma Combined total assets. Please address the following:

   - In Note (K) you disclose that goodwill is related to Arrangement closing. Disclose in further detail what your goodwill is attributable to since the company acquired received a going concern audit opinion.
   - Tell us whether you performed a goodwill impairment analysis and how the goodwill is recoverable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael A. Hedge